

Gladowsky Capital Management Corp.

Statement of Financial Condition
As of and for the year ended December 31, 2024
[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934]

PUBLIC DOCUMENT

GLADOWSKY CAPITAL MANAGEMENT CORP.

Table of Contents
December 31, 2024

Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Gladowsky Capital Management Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gladowsky Capital Management Corp. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Gladowsky Capital Management Corp. as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Gladowsky Capital Management Corp.'s auditor since 2022.

Hauppauge, New York
March 26, 2025

Nawrcoki Smith LLP

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$158,543
Deposit with clearing broker	100,000
Equipment, furniture, and fixtures and leasehold improvements-net	8,455
	$266,998

Liabilities and Stockholders' Equity
    Liabilities

Accounts payable and accrued expenses	$21,292

Stockholders' Equity

Common stock, no par value, 200 shares authorized, issued and outstanding	20,000
Additional paid-in capital	274,570
Retained earnings	(48,864)
	245,706
	$266,998

The accompanying notes are an integral part of this financial statement.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Notes to Financial Statements
December 31, 2024

1. **Organization and Business**

   Gladowsky Capital Management Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

   The Company provides investment advisory services on a fee basis computed as a percentage of assets under management and earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker.   All transactions related to publicly traded equity and debt securities are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3 in accordance with Rule 15c3-3(k)(2)(ii).

   The Company was incorporated on January 16, 1997 under the laws of the State of New York and maintains an office in Smithtown, New York.

2. **Summary of Accounting Policies**
   a. **Basis of Presentation**

      The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   b. **Cash and Cash Equivalents-**The Company considers all short-term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

   c. **Securities Transactions-**Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled.

   d. **Equipment, Furniture, Fixtures and Leasehold Improvements-**Equipment, furniture and fixtures, and leasehold improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed.

   e. **Lease Accounting -** The Company complies with FASB ASC, 842, Leases. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line

basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term.

f. **Credit Losses –** The Company complies with FASB ASC, 326, Financial Statements. The Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the guidance.

g. **Income Taxes -** The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under applicable federal and New York State statues. Accordingly, the Company is treated for federal and New York State income tax purposes as a flow through entity, instead of as a corporation. In lieu of corporation income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. The Company files federal and New York State income tax returns, and the earliest tax year that is subject to examination by these taxing authorities is 2021. The Company complies with FASB ASC 740, Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Company did not have material unrecognized tax benefits as of December 31, 2024 and does not expect this to change significantly over the next twelve months. As of December 31, 2024, the Company has no accrued interest or penalties related to uncertain tax positions.

h. **Use of Estimates-**The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. Actual results could differ from those estimates.

3. **Deposit with Clearing Broker**
The clearing and depository operations for the Company's and customers' securities transactions are provided by a clearing broker pursuant to a clearance agreement. At December 31, 2024, the deposit with clearing broker is the required clearing deposit of $100,000 to be maintained at the clearing broker.

4. **Equipment, Furniture and Fixtures, and Leasehold Improvements**
Equipment, furniture and fixtures, and leasehold improvements are stated at cost and their estimated useful lives are summarized as follows:

Equipment-office and data processing	$151,992	5-7 Years
Furniture and fixtures	175,852	5-10 Years
Leasehold improvements	25,167	5 Years
	353,011	
Less: Accumulated depreciation and amortization	344,556	
	$8,455	

5. **Concentration**

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality institutions. At times, balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. Cash in banks is insured by the FDIC up to the standard maximum deposit insurance of $250,000 per institution. The Company has not experienced any losses to date.

6. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital, as defined, of $236,441 which was $231,441 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.09.

7. **Off-Balance Sheet Risk**

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for the indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under

these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8. **Segment Reporting**

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100 percent of its total revenues from a single external customer in 2024.

9. **Subsequent Events**

The Company's management has evaluated subsequent events through March 26, 2025 the date the financial statements were available to be issued, noting no matters requiring disclosure or recognition in these financial statements.